PRIMERO REPORTS SECOND QUARTER 2017 RESULTS

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated. Refer to the Q2 2017 management’s discussion and analysis (“MD&A”) and financial statements for more information.)

Toronto, Ontario, August 10, 2017 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today reported operating and financial results for the second quarter ended June 30, 2017, and provided an update on recent operating and corporate activities.

Highlights:

•

Q2 2017 Production: Total production of 35,965 gold equivalent ounces[1], comprised of 11,903 ounces of gold and 0.97 million ounces of silver from San Dimas, and 20,731 ounces of gold from Black Fox, 27% lower than the 49,499 gold equivalent ounces produced in Q2 2016. Consolidated Q2 2017 total cash costs[2] were $852 per gold equivalent ounce, with consolidated all-in sustaining costs[3] (“AISC”) of $1,262 per gold ounce.

•

San Dimas Phased Restart Underway: San Dimas produced 15,234 gold equivalent ounces (11,903 ounces of gold and 0.97 million ounces of silver) in Q2 2017. Production during the quarter was impacted by a strike related to the renegotiation of the Collective Bargaining Agreement (“CBA”), with operations resuming on April 22, 2017. A phased restart of San Dimas operations has been initiated with overall performance in line with the restart plan during the quarter but slowing in recent weeks with continued labour disruption.

•

Black Fox Outperforms on Higher Than Expected Underground Grade: Black Fox produced 20,731 ounces of gold in Q2 2017, compared to 15,172 ounces in Q2 2016. Underground mining was primarily focused on production from the Deep Central Zone, with underground gold grades averaging 7.09 g/t and a daily average mining rate of 747 tonnes per day (“TPD”) of high-grade ore. All-in sustaining costs of $827 per ounce in Q2 2017 were significantly lower than the $1,362 per ounce realized in Q2 2016. The mine generated positive cash flows during the second quarter of 2017, and remains on track to achieve 2017 production guidance of between 50,000 and 60,000 ounces of gold.

•

Financial Results Impacted by Asset Impairments: The Company recognized a net loss of $300.4 million in Q2 2017 compared to a net loss of $19.4 million in Q2 2016. The net loss incurred in Q2 2017 includes a $285.0 million impairment of the Company’s assets. Adjusted net loss[4] was $2.9 million ($0.02 per share) for Q2 2017, compared to adjusted net loss of $3.5 million ($0.02 per share) for Q2 2016. Primero generated operating cash flow before working capital changes during Q2 2017 of $8.4 million ($0.04 per share).

•

Strategic Review Update: Primero announced today that it has entered into an agreement to sell its Black Fox mine and complex in Timmins, Ontario for $35 million. The Company also continues to explore all alternatives to maximize stakeholder value related to its San Dimas mine in Mexico, including potential strategic investments, joint ventures, revision of the San Dimas Silver Purchase Agreement (“SPA”) and a potential divestiture. At this time, there can be no certainty that these discussions will result in a resolution acceptable to all stakeholders.

“Although we saw an improvement in operations at Black Fox during the second quarter of 2017, the strike action at San Dimas early in the quarter followed by further labour disruptions have weighed on the Company,” said Joseph F. Conway, Interim President and Chief Executive Officer. “I am pleased that we will reduce our total outstanding debt with the sale of the Black Fox mine. However, we still have outstanding debt that matures in November 2017, that will require additional funding or refinancing to repay in full. We have made progress with the Mexican tax authority and have started receiving VAT refund instalments, which has helped to improve our financial position.”

Second Quarter 2017 Operating and Financial Results

Primero produced a total of 35,965 gold equivalent ounces in Q2 2017, which compares to 49,499 gold equivalent ounces produced in Q2 2016. Gold and silver production was 32,634 ounces and 0.97 million ounces respectively in Q2 2017. The Company incurred total cash costs per gold equivalent ounce of $852 during the quarter with AISC of $1,262 per gold ounce.

San Dimas produced 15,234 gold equivalent ounces (11,903 ounces of gold and 0.97 million ounces of silver) during the second quarter of 2017, compared to 34,327 gold equivalent ounces produced in Q2 2016. Production during the quarter was impacted by a strike action taken by unionized employees in February 2017. Agreement on the new CBA was achieved on April 17, 2017. The phased restart of the San Dimas operations commenced on April 22, 2017 with overall performance in line with the restart plan which was developed during the strike.

San Dimas mill throughput was affected by a 13-day suspension of milling activities in mid-June following the failure an anchor block affixed to one of eight cables supporting the tailings pipeline suspension bridge. Mill production was halted in order to reduce the environmental risk and to safely rebuild the anchor and re-tension the cable. The San Dimas mining operations continued uninterrupted during the tailings suspension bridge repair, and all ore produced was stockpiled at the mill site during this period. Full plant operations resumed on June 24, 2017, and the cost to repair the anchor block was minimal. The ore stockpile was fully processed by the mill in July.

Total cash costs on a gold-equivalent and by-product basis in the second quarter of 2017 were $1,144 and $1,115 per ounce, respectively, compared with $843 and $765 per ounce, respectively, in the second quarter of 2016. The increased unit costs were a result of the lower production rates in the current quarter and higher operating costs incurred during the initial restart of the San Dimas operations. All-in sustaining costs per gold ounce were $1,650 per ounce in the second quarter of 2017, compared to $1,063 per ounce in the second quarter of 2016. Sustaining capital expenditures were focused on underground development ($3.8 million) and drilling ($1.3 million). Subsequent to quarter-end, the Company reached an agreement with the union on the annual bonus payout relating to 2016. This resulted in an additional charge of $2.0 million incurred in the second quarter as annual bonus accrual, affecting total cash costs and all-in sustaining costs.

The Black Fox mine produced 20,731 ounces of gold in the second quarter of 2017 compared to 15,172 ounces in the second quarter of 2016. Underground mining in Q2 2107 was primarily focused on production from the Deep Central Zone, with underground gold grades averaging 7.09 g/t, a 59% increase from second quarter of 2016. The Black Fox underground mine averaged 747 TPD of high-grade ore production in Q2 2017.

Mill throughput averaged 2,396 TPD in the second quarter of 2017, compared to 2,524 TPD in the second quarter of 2016. Improved grade and tonnes from the underground mine drove an increase in the average mill head grade to 3.04 g/t compared to 2.14 g/t in the first quarter of 2016. This resulted in higher quarterly gold production despite the lower average milling rate.

Total cash cost per gold ounce were $637 in the second quarter of 2017, 27% lower than the $870 per ounce achieved in the second quarter of 2016. Total operating costs were similar in the second quarter of 2017 compared to the same period in 2016, however the increase in Q2 2017 gold production led to decreased total cash costs per gold ounce. All-in sustaining costs of $827 per ounce in Q2 2017 were significantly lower than the $1,362 per ounce in the second quarter of 2016 due to reduced capital expenditures and higher gold production. Capital expenditures were lower in Q2 2017 mainly due to lower underground development rates and other sustaining capital costs. Significant development costs were incurred in the second quarter of 2016 as Black Fox worked to complete the access ramp to the Deep Central Zone.

The Black Fox mine generated positive cash flows during the second quarter of 2017, as the mine achieved improved grades and a reduced cost structure which drove more profitable operations. The mine remains on track to achieve 2017 production guidance of between 50,000 and 60,000 ounces of gold at total cash costs of between $850 and $950 per ounce with all-in sustaining costs of between $1,150 and $1,250 per ounce.

Primero generated $16.2 million of revenue in Q2 2017, 62% lower than in Q2 2016 as a result selling 54% less gold equivalent ounces from San Dimas, noting that Black Fox has been classified as discontinued operations under IFRS (as a result of it being classified as held for sale). In Q2 2017, the Company sold 9,997 ounces of gold from San Dimas at an average realized price of $1,262 per ounce and 0.85 million ounces of silver at an average realized price of $4.28 per ounce. Revenue in Q2 2016 totalled $42.6 million from selling 28,873 ounces of gold from San Dimas at an average realized price of $1,265 per ounce, and 1.43 million ounces of silver at an average realized price of $4.24 per ounce.

All silver sold was delivered to Wheaton Precious Metals International Ltd. (“WPMI”) under the silver purchase agreement5. The threshold above which the Company may sell 50% of silver produced for its own account at market rates under the silver purchase agreement for the 2016 contract year (August 6 of a year to August 5 of the following year) is 6.0 million ounces of silver. As of June 30, 2017, the Company has delivered 3.76 million ounces of silver towards this annual threshold. Gold produced at Black Fox is subject to a gold purchase agreement6 and as a result 1,472 ounces were sold to Sandstorm Gold Ltd. (“Sandstorm”) at a fixed price of $531 per ounce in Q2 2017.

The Company recognized a net loss of $300.4 million in Q2 2017 compared to a net loss of $19.4 million in Q2 2016. The net loss incurred in Q2 2017 includes a $285.0 million impairment of the Company’s assets. Adjusted net loss was $2.9 million ($0.02 per share) for Q2 2017, compared to adjusted net loss of $3.5 million ($0.02 per share) for Q2 2016. Adjusted net loss primarily excludes the asset impairments, net tax impact of foreign exchange rate changes on deferred tax balances, and the mark-to-market gain/loss on the convertible debenture and warrants.

As part of the strategic review process and the continued decline in its share price, the Company revalued its assets using assumptions derived from observable market indicators and the current life-of–mines plans for each operation. As a result, an impairment of $285.0 million has been recognized comprised of $195.0 million at the San Dimas mine, $40.0 million at the Black Fox Complex and $50.0 million at Cerro del Gallo project.

Primero generated operating cash flow before working capital changes during Q2 2017 of $8.4 million ($0.04 per share). This compares to operating cash flow of $11.2 million ($0.07 per share) in Q2 2016.

Liquidity Update

The Company’s total liquidity position at June 30, 2017 totalled $22.1 million, comprised of $12.1 million in cash and $10.0 million available under its existing revolving credit facility (“RCF”). As previously disclosed, Primero extended the maturity of its RCF to November 23, 2017. Primero’s current cash position is similar to its quarter end and the Company has fully-drawn its $75 million RCF.

As at June 30, 2017 there are $33.5 million in VAT and $22.8 million income taxes receivable outstanding. The Company has filed its VAT and income tax refunds in compliance with the Mexican law and is working co-operatively and more closely with the SAT. Subsequent to the quarter end, in July 2017 the Company received $2.4 million in VAT refunds. The Company is working with the SAT to arrange for the remaining eligible outstanding amounts to be refunded in due course.

Primero highlights the significant liquidity risk imposed by the pending RCF maturity date of November 23, 2017, and notes that it may not be able to fully repay its debt obligations under the RCF without obtaining an extension of the existing RCF or an additional source of debt or equity financing. The Company will continue to explore all operational and financial alternatives available.

San Dimas Operations Update

Despite seeing initial improvements in relations with unionized workers following the resolution of the San Dimas strike in Q2 2017, the situation degraded in July 2017 with the negotiation of the 2016 annual workers’ bonus (“PTU Bonus”). The site experienced a significant work slowdown in July, which included coercive tactics employed by unionized workers to pressure the Company to agree with their demands, such as a forced shutdown of longhole drill rigs, terminating shifts early by walking off the jobsite, refusing to work as scheduled, and other general production slowdowns.

The PTU Bonus negotiation was resolved on July 29, 2017 with an agreement on the amount of the annual bonus and an immediate payment of two thirds of the agreed bonus. In order to motivate the workers to return to productive work practices, the second payment of one third of the total agreed amount, will be delivered in December 2017, provided there is adherence to the CBA. Despite this, and based on union relations over the last 18 months, the Company believes that labour disruptions may continue to adversely affect the Company’s ability to profitably operate the San Dimas mine.

At this time, Primero is not adjusting its San Dimas 2017 production guidance of 90,000 to 110,000 gold equivalent ounces at total cash costs of $650 to $800 per gold equivalent ounce, since the mine currently remains on-plan. However, the Company notes that the phased restart plan requires a step increase in production levels through the remainder of the year. Primero believes that production will track toward the lower end of the guidance range and there is the risk of a guidance reduction in 2017 if productivity does not increase as planned and union relations do not improve.

Despite significant investment at San Dimas, the Company’s exploration efforts have not identified large replacement veins for the depleting Roberta and Robertita veins. Without new large veins coming into production or changes to the operating environment, mining rates above 1,800 tonnes per day (“TPD”) may not be possible.

In light of current site conditions and the Company’s near-term focus on maintaining liquidity and cash conservation, the San Dimas capital plan for 2017 has been re-evaluated and scaled back by $17.7 million to $33.4 million, retaining only capital expenditures necessary to maintain current operating levels. This has resulted in a reduction in the exploration and underground development spending associated with exploration planned for 2017, and as such has resulted in a decrease in expected all-in sustaining costs. All-in sustaining costs are now expected to be between $900 and $1,050 per ounce in 2017 from $1,100 to $1,300 per ounce previously. The reduction in 2017 planned exploration and development spending may affect the Company’s ability to achieve expected production levels in future years.

Strategic Review Update

As previously announced, the Company’s Board of Directors initiated a strategic review process to explore alternatives to improve shareholder value. Today the Company announced that it has entered into an agreement with McEwen Mining Inc. (NYSE: MUX, TSX:MUX) ("McEwen") to sell its interest in the Black Fox mine and associated assets located near Timmins, Ontario, Canada (the "Transaction"). Under the terms of the agreement, Primero will receive consideration of $35 million, in cash, subject to certain closing adjustments. Definitive documentation is expected to be completed before the end of this month and the transaction remains subject to customary conditions of closing.

In addition, the Company will continue to explore ways to improve stakeholder value related to its San Dimas mine in Mexico, including potential strategic investments, joint ventures, revision of the Company’s streaming agreement and potential divestiture.

Primero has received a number of proposals from interested parties regarding a potential acquisition of the San Dimas operation. However, all proposals received require a significant revision of the SPA with Wheaton Precious Metals (“WPM”). As a result discussions are currently focused on potential changes to the SPA with WPM and distribution of proceeds among stakeholders. At this time, there can be no certainty that these discussions will result in a resolution acceptable to all stakeholders.

The Company has identified that at lower production rates the obligations under the current SPA do not allow for a sustainable operation at San Dimas. The Company has been in discussions WPM about a sustainable solution for all parties but there can be no assurance that an acceptable solution will be achieved. Without a revision to the SPA the San Dimas mine life will become significantly shorter as a result of the Company’s inability to invest in exploration and development due to the economics inherent in the SPA and the current operating environment in Mexico and at San Dimas itself.

Primero will continue to advance discussions with financiers to extend or refinance the $75 million RCF due in November 2017 and will look to reduce total debt through potential asset sales, joint ventures and strategic investments. Other potential sources of funds include cash flows from operations, VAT and income tax refunds, and additional debt or equity financings.

Conference Call Details

The Company's senior management will host a conference call today, Thursday, August 10, 2017 at 10:00 am ET to discuss second quarter 2017 operating and financial results.

Participants may join the call by dialling North America toll free 1-800-806-5484 or 416-340-2217 for calls outside Canada and the U.S., and entering the participant passcode 7470837.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://www.gowebcasting.com/8564.

A recorded playback of the second quarter 2017 results call will be available until November 26, 2017 by dialling 1-800-408-3053 or 905-694-9451 and entering the call back passcode 4072756.

This release should be read in conjunction with Primero’s second quarter 2017 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website www.sec.gov.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the second quarter 2017 for San Dimas was based on realized prices of $1,262 per ounce of gold and $4.28 per ounce of silver.

(2) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the second quarter 2017 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(3) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Corporate general and administrative expenses are included in the computation of all-in sustaining costs per consolidated gold ounce. Refer to the Company’s second quarter 2017 MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(4) Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the second quarter 2017 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss).

(5) According to the silver purchase agreement between the Company and WPM, until August 6, 2015 Primero delivered to WPM a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.12 per ounce (increasing by 1% per year). Thereafter Primero will deliver to WPM a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(6) Black Fox was subject to a gold purchase agreement which continues and was assumed by the Company upon its acquisition of the mine. According to the gold purchase agreement, Sandstorm is entitled to 8% of production at the Black Fox mine and 6.3% at the Pike River property.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River–Matheson near Timmins, Ontario, Canada.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Director, Investor Relations
Tel: (416) 814 2694
eyoung@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “are planned”, “planning” “expects”, “expected”, “believes”, “forecast”, “estimated”, “potential”, “in order to”, “aims to”, “is to” , “next”, “future”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “will”, “will implement”, “will allow”, “will lead to”, “to ensure” or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which may continue in future, such as “providing the Company with”, “is currently”, “allows/allowing for”, “will advance” or “continues to” or other statements that may be stated in the present tense with future implication.

Forward-looking statements in this news release include, but are not limited to, statements regarding: the success and long-term profitability of the San Dimas operations; the continuing efforts to reduce the complexity and costs of the Company’s operations; planned investments in development and exploration, the impact of reduced exploration and capital spending or the failure to identify new large veins on the ability to achieve expected mining rates and production in future; the potential for continued labour disruption; the ability of the Company to grow its reserves and resources and achieve a competitive cost structure; the level and timing of gold equivalent production at San Dimas and Black Fox; the Company’s annual production and cash cost guidance and the potential for the Company to provide a guidance update later in 2017; the realization of silver sales at spot prices; the ability of the Black Fox operations to mine as planned and achieve 2017 guidance; the planned sale of the Black Fox complex and the completion of definitive documentation in connection therewith; the Company’s expectation to receive VAT refunds or corporate tax refund of Mexican tax instalments paid; the ability of the Company to reduce, repay, extend or refinance its credit facility; the ability of the Company’s strategic review process to improve stakeholder value including through potential divestiture or amendments to the Wheaton Precious Metals’ silver purchase agreement and the ability of such process to achieve resolutions acceptable to stakeholders; the estimated price of gold and silver anticipated to be received for the Company’s sales of gold and silver; the potential for the Company to require additional funding; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that the Company will be able to realize productivity improvements, cost reductions, and return to profitability at its San Dimas operations; that the Company will be able to implements its phased restart of operations and realize its goal to reduce the scale and complexity of the San Dimas mine, generate positive cash flow and operate the mine in accordance with mine plans; that there are no other significant disruptions affecting operations; that the Company is able to meet its development and exploration plans; that the Company will achieve production and cash costs within its 2017 guidance; that the Company will be able to complete its sale of the Black Fox complex to McEwan; that the Company will be able to reduce, repay, extend or refinance its debt; that the Company’s strategic review process will be effective in improving stakeholder value; that the Company will be able to achieve amendments to the Wheaton Precious Metals’ silver purchase agreement or other strategic changes that will enable the San Dimas mine to be sold or operate profitably; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that there are no material variations in the current tax and regulatory environment; that the Company will receive refunds of Mexican VAT and income tax as entitled; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve productivity improvements, cost reductions, planned production levels or generate significant free cash flow; the Company may be required to change its mining or development and exploration plans, or may not be able to comply with such plans, or such plans may not result in the discovery of mineralization in minable quantities, or in sufficient quantities to support future mining rate or production expectations; the exchange rate between the Canadian dollar, the Company may not receive its Mexican VAT or income tax refunds in due course; the Company may not complete the sale of the Black Fox complex; the Company’s strategic review process may not result in changes that improve value for the Company’s stakeholders; the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; that the Company may not be able to resume mine operations at planned capacity or implement its phased restart of the San Dimas operation; that the Company may not be able to reduce, repay, extend or refinance its outstanding debt, or secure other sources of funding; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL AND OPERATING RESULTS
(in thousands of United States dollars, except per share and per ounce amounts)

SUMMARIZED FINANCIAL DATA
		June 30	Six months ended June 30
	2017	2016	2017	2016

Key Performance Data[1]
Tonnes of ore milled	298,358	454,089	586,577	827,724
Produced
Gold equivalent (ounces)	35,965	49,499	62,698	85,657
Gold (ounces)	32,634	44,150	57,165	76,986
Silver (million ounces)	0.97	1.60	1.59	2.52
Sold
Gold equivalent (ounces)	30,290	47,787	62,081	91,378
Gold (ounces)	27,407	43,008	56,383	81,789
Silver (million ounces)	0.85	1.43	1.64	2.77
Average realized prices
Gold ($/ounce)[2]	$1,222	$1,241	$1,202	$1,201
Silver ($/ounce)[2]	$4.28	$4.24	$4.28	$4.24
Total cash costs (per gold ounce)[3]
Gold equivalent basis	$852	$851	$842	$891
By-product basis	$812	$801	$804	$852
All-in sustaining costs (per gold ounce)[3]	$1,262	$1,310	$1,293	$1,415
Financial Data[4] (in thousands of US dollars except per share amounts)
Revenues[4]	$16,232	$42,578	$35,601	$76,911
(Loss) earnings from mine operations[4]	(2,968)	4,294	(3,832)	(2,159)
Net loss	(300,399)	(19,432)	(286,896)	(32,600)
Adjusted net loss[2]	(2,906)	(3,476)	(2,899)	(12,232)
Adjusted EBITDA[2]	6,203	13,700	(5,231)	19,965
Basic net loss per share from continuing operations[4]	(1.39)	(0.12)	(1.33)	(0.20)
Diluted net loss per share from continuing operations[4]	(1.39)	(0.12)	(1.33)	(0.20)
Adjusted net loss per share[2]	(0.02)	(0.02)	(0.02)	(0.07)
Operating cash flows before working capital changes	8,449	11,205	6,376	2,744
Weighted average shares outstanding (basic) (000’s)	191,949	166,410	190,952	165,367
Weighted average shares outstanding (diluted) (000’s)	191,949	166,410	190,952	165,367

			June 30,	Decem ber31,
			2017	2016
Assets
Mining interests[4]			$244,965	$577,920
Total assets			$394,933	$677,817
Liabilities
Long-term liabilities[4]			$94,132	$130,472
Total liabilities			$216,704	$216,687
Equity			$178,229	$461,130

1.	Inclusive of Black Fox Complex classified as discontinued operations as at June 30, 2017.
2.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with WPMI at the San Dimas mine (see “Other liquidity considerations in the Company’s second quarter 2017 MD&A”).

3.	See “NON-GAAP measurements in the Company’s second quarter 2017 MD&A”.
4.	As reported per IFRS with Black Fox Complex classified as discontinued operations.

SUMMARIZED OPERATING DATA
San Dimas

	Three months ended
	30-Jun-17	31-M ar-17	31-Dec-16	30-Sep-16	30-Jun-16

Key Performance Data
Tonnes of ore mined	90,648	81,321	194,670	185,080	231,224
Tonnes of ore milled	80,281	82,587	191,925	193,553	224,427
Tonnes of ore milled per day	1,408	1,835	2,086	2,104	2,466
Average mill head grade (grams/tonne)
Gold	4.81	3.87	3.87	3.69	4.10
Silver	407	238	245	232	231
Average gold recovery rate (% )
Gold	96%	98%	97%	97%	98%
Silver	93%	98%	94%	95%	96%
Produced
Gold equivalent (ounces)	15,234	12,320	28,286	28,454	34,327
Gold (ounces)	11,903	10,118	23,163	22,162	28,978
Silver (million ounces)	0.97	0.62	1.42	1.37	1.60
Sold
Gold equivalent (ounces)	12,880	16,009	28,252	27,405	33,653
Gold (ounces)	9,997	13,195	22,547	21,840	28,873
Silver at fixed price (million ounces)	0.85	0.80	1.57	1.06	1.43
Silver at spot (million ounces)			0.01	0.15
Average realized price (per ounce)
Gold	$1,262	$1,210	$1,208	$1,335	$1,265
Silver[1]	$4.28	$4.28	$4.34	$6.12	$4.24
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$1,144	$790	$746	$865	$843
By product basis	$1,115	$698	$643	$731	$765
All in sustaining costs (per ounce)[3]	$1,650	$975	$994	$1,080	$1,063
Revenue ($000's)	$16,232	$19,369	$34,089	$36,581	$42,578
Earnings (loss) from mine operations	($2,765)	($591)	$1,780	$407	$4,348

1.	Average realized silver prices reflect the impact of the silver purchase agreement with WPMI (see “Other liquidity considerations in the Company’s second quarter 2017 MD&A”).
2.	See “NON-GAAP measurements in the Company’s second quarter 2017 MD&A”.
3.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON-GAAP measurements in the Company’s second quarter 2017 MD&A”.

Black Fox1 (discontinued operations)

	Three months ended
	30-Jun-17	31-M ar-17	31-Dec-16	30-Sep-16	30-Jun-16

Key Performance Data
Underground mining
Tonnes of ore mined	67,993	52,217	73,597	64,522	57,898
Average gold grade (grams/tonne)	7.09	5.47	5.21	5.18	4.46
Tonnes increase (decrease) in stockpile	(150,084)	(153,415)	(152,005)	(168,996)	(171,764)
Tonnes processed
Tonnes of ore milled	218,077	205,632	225,602	233,518	229,662
Tonnes of ore milled per day	2,396	2,285	2,452	2,538	2,524
Average mill head grade (grams/tonne)	3.04	2.28	2.49	2.29	2.14
Average gold recovery rate (% )	97%	96%	97%	95%	96%
Produced
Gold (ounces)	20,731	14,413	17,512	16,230	15,172
Sold
Gold at spot price (ounces)	15,938	14,581	14,494	14,735	12,996
Gold at fixed price (ounces)	1,472	1,202	1,214	1,409	1,138
Average realized gold price (per ounce)[2]	$1,198	$1,159	$1,145	$1,264	$1,192
Total cash costs (per gold ounce)[3]	$637	$859	$828	$926	$870
All-in sustaining costs (per ounce)[4]	$827	$1,233	$1,101	$1,286	$1,362
Revenue ($000's)	$20,865	$18,318	$18,092	$20,431	$16,861
Earnings (loss) from mine operations (000's)	$6,374	$2,305	$85	($422)	$328

1.	As of June 30, 2017, Black Fox has been classified as discontinued operations under IFRS.
2.	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations in the Company’s second quarter 2017 MD&A”).
3.	See “NON- GAAP measurements in the Company’s second quarter 2017 MD&A“
4.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements in the Company’s second quarter 2017 MD&A”.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE (LOSS) INCOME
THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
(UNAUDITED)

	Three months ended		Six months ended
	June 30		June 30
	2017	2016	2017	2016

Revenue	$16,232	$42,578	$35,601	$76,911
Operating expenses	(13,603)	(25,832)	(27,423)	(54,327)
Depreciation and depletion	(5,597)	(12,452)	(12,010)	(24,743)
Total cost of sales	(19,200)	(38,284)	(39,433)	(79,070)
Loss from mine operations	(2,968)	4,294	(3,832)	(2,159)
Mining interest impairment charge	(245,000)	-	(245,000)	-
Exploration expenses	(350)	(612)	(824)	(946)
Share-based compensation	(922)	(1,801)	(2,708)	(3,315)
General and administrative expenses	(2,883)	(4,215)	(5,855)	(7,550)
Other charges	(1,702)	(1,443)	(9,513)	(1,847)
Loss from operations	(253,825)	(3,777)	(267,732)	(15,817)
Interest and finance expenses	(3,127)	(1,723)	(5,274)	(4,811)
Mark-to-market gain (loss) on debentures & warrants	243	(2,278)	6,896	(2,653)
Other income (expenses)	483	(462)	2,074	(344)
Loss before income taxes	(256,226)	(8,472)	(264,036)	(23,857)
Income tax (expense) recovery	(10,217)	(11,403)	9,302	(8,785)
Net loss from continuing operations	($266,443)	($19,875)	($254,734)	($32,642)

Net (loss) earnings from discontinued operations, net of income taxes	(33,956)	443	(32,162)	42

Net loss for the period	($300,399)	($19,432)	($286,896)	($32,600)

Other comprehensive loss, net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil	-	10	-	10
Unrealized gain on investment in Fortune Bay, net of tax of $nil	-	138	-	223

Total comprehensive loss for the period	($300,399)	($19,284)	($286,896)	($32,367)
Basic and diluted loss per share from continuing operations	($1.39)	($0.12)	($1.33)	($0.20)
Basic and diluted loss per share from discontinued operations	($0.18)	$0.00	($0.17)	$0.00
Basic and diluted loss per share including discontinued operations	($1.56)	($0.12)	($1.50)	($0.20)

Weighted average number of common shares outstanding
Basic	191,949,424	166,410,400	190,952,228	165,366,684
Diluted	191,949,424	166,410,400	190,952,228	165,366,684

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

	June 30	December 31
	2017	2016

Assets
Current assets
Cash and cash equivalents	$12,136	$19,875
Trade and other receivables	209	1,962
Value added and income taxes receivable	45,800	34,494
Prepaid expenses	1,909	3,893
Inventories	15,251	22,829
Assets held for sale	62,694	-
Total current assets	137,999	83,053

Non-current assets
Restricted cash	-	4,577
Mining interests	244,965	577,920
Deferred tax asset	-	3,763
Value added tax receivable	10,896	7,344
Other non-current assets	1,073	1,160
Total assets	$394,933	$677,817

Liabilities
Current liabilities
Trade and other payables	$24,126	$31,781
Income tax payable	1,674	1,558
Other taxes payable	2,421	2,035
Current debt	65,950	50,841
Liabilities held for sale	28,401	–
Total current liabilities	122,572	86,215

Non-current liabilities
Other taxes payable	18,067	14,120
Deferred tax liability	13,681	28,428
Decommissioning liability	10,501	29,790
Long-term debt	46,500	52,906
Warrant liability	170	1,066
Other long-term liabilities	5,213	4,162
Total liabilities	$216,704	$216,687

Shareholders' equity
Share capital	$914,498	$908,923
Shares reserved for future issuance	297	297
Contributed surplus	57,109	58,857
Accumulated other comprehensive loss	(3,526)	(3,694)
Deficit	(790,149)	(503,253)
Total shareholders' equity	$178,229	$461,130
Total liabilities and shareholders' equity	$394,933	$677,817

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

	Three months ended		Six months ended
	June 30		June 30
	2017	2016	2017	2016
Operating activities
Loss before income taxes	($256,226)	($8,472)	($264,036)	($23,857)
Loss before income taxes, from discontinued operations	(33,956)	142	(32,162)	(800)
Adjustments for:
Mining interests impairment charge	285,000	-	285,000	-
Depreciation and depletion	8,289	15,775	17,905	31,832
Share-based compensation expense	1,137	2,226	3,211	4,083
Payments made under the Phantom Share Unit Plan	116	(7)	116	(286)
debentures	-	1,875	(6,000)	2,250
Mark-to-market (gain) loss on warrant liability	(243)	403	(896)	403
Write-down of inventory	630	-	2,196	505
Unrealized foreign exchange loss (gain)	390	1,511	(1,975)	2,862
Taxes paid	-	(4,530)	(4,116)	(20,305)
Other	130	190	1,744	729
Other adjustments
Transaction costs (disclosed in financing activities)	-	232	-	232
Finance income (disclosed in investing activities)	(11)	(21)	(25)	(44)
Finance expense	3,193	1,881	5,414	5,140
Operating cash flow before working capital changes	8,449	11,205	6,376	2,744
Changes in non-cash working capital	(7,886)	5,041	(8,991)	10,519
Cash provided by (used in) operating activities	$563	$16,246	($2,615)	$13,263

Investing activities
Expenditures on mining interests	($8,159)	($21,082)	($15,592)	($38,837)
Cash used in investing activities	($8,159)	($21,082)	($15,592)	($38,837)

Financing activities
Proceeds from equity offering	$-	$39,958	$-	$39,958
Transaction costs on equity offering	-	(2,464)	-	(2,464)
Draw down on revolving credit facility	5,000	-	15,000	50,000
Repayment of convertible debenture	-	-	-	(48,116)
Payments on capital leases	(178)	(782)	(1,047)	(2,002)
Funds released from reclamation bond	-	1,564	-	1,564
Interest paid	(711)	(453)	(3,565)	(4,430)
Cash provided by financing activities	$4,111	$37,823	$10,388	$34,510
Effect of foreign exchange rate changes on cash	($2)	($578)	$80	($61)
(Decrease) increase in cash	($3,487)	$32,409	($7,739)	$8,875
Cash, beginning of period	15,623	22,067	19,875	45,601
Cash, end of period	$12,136	$54,476	$12,136	$54,476